Filed by AT&T Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                                     Subject Company: AT&T Corp.
                                                      Commission File No. 1-1105

                                                                October 27, 2000



         PRINT ADVERTISEMENT RUN BY THE REGISTRANT IN VARIOUS NEWSPAPERS


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      [GRAPHICAL REPRESENTATION OF FOUR ANNOUNCEMENT CARDS WITH THE NAMES:
        AT&T BROADBAND, AT&T WIRELESS, AT&T BUSINESS AND AT&T CONSUMER]




                                                         October 2000

    MEET THE FAMILY

    This week, AT&T announced plans to create a family of four growth-oriented new companies.

    Each will operate under the AT&T brand. Each will be a leader in industries that are exploding with opportunity. And we believe each will bring extraordinary value to customers, shareholders and employees.

    AT&T Wireless is one of the fastest-growing wireless companies in the U.S. AT&T Broadband is the largest cable TV and broadband services company. AT&T Business is a leader in enterprise communications and networking. And AT&T Consumer is the premier consumer communications and marketing company.

    The great promise of this restructuring is that it will free the new companies to move faster -- to be quicker to meet customer needs, and more swift to seize growth opportunities.

    We expect the new AT&T companies will be even better equipped to bring American families and businesses a new generation of broadband communications and services. Of course, during this transformation all our customers will continue to get the same great service they always have.

    Details on the restructuring are available at att.com.

    So at this historic turning point in AT&T history, our ambitions are great. And our optimism is boundless.



                                                                     [AT&T LOGO]


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    In connection with these transactions, AT&T will be filing proxy statements, tender offer statements and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials when they becomes available because they will contain important information. Investors and security holders may obtain a free copy of these materials when they become available as well as other materials filed with the Securities and Exchange Commission concerning AT&T at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from AT&T by directing a request to AT&T at 295 North Maple Drive, Basking Ridge, NJ 07920; Attn: Investor Relations.

    AT&T and its officers and directors may be deemed to be participants in the solicitation of proxies from AT&T's shareholders with respect to these transactions. Information regarding such officers and directors is included in AT&T's proxy statement for its 2000 annual meeting of stockholders filed with the Securities and Exchange Commission on March 27, 2000. This document is available free of charge at the SEC's internet site or from AT&T as described above.